UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 24)*

ELECTRO RENT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

285218-10-3

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 285218-10-3	Page 2 of 5 pages

1. Names of Reporting Persons
Daniel Greenberg
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	USA
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power	4,792,505
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,792,505
	8.	Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,792,505 (*)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9)	19.7%
12. Type of Reporting Person (See Instructions) IN

(*)  The Reporting Person disclaims beneficial ownership of (i) 120,496 shares held by the Greenberg Foundation and (ii) except to the extent of his pecuniary interest therein, 649,938 shares held by the Ruth C. Greenberg Inter Vivos Trust.

Page 3 of 5 pages

Item 1(a).	Name of Issuer:	ELECTRO RENT CORPORATION

Item 1(b).	Address of Issuer's Principal Executive Offices:

6060 Sepulveda Boulevard
Van Nuys, CA 91411-2512

Item 2(a).	Name of Person Filing:

Daniel Greenberg

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6060 Sepulveda Boulevard
Van Nuys, CA 91411-2512

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

285218-10-3

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k) ☐	Group in accordance with § 240.13d-l(b)(l)(ii)(K).

Page 4 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The 4,792,505 shares shown as beneficially owned by the Reporting Person consist of (i) 4,022,071 shares held by the Reporting Person; (ii) 649,938 shares held by the Ruth C. Greenberg Inter Vivos Trust of which the Reporting Person is the sole trustee and as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (iii) 120,496 shares held by the Greenberg Foundation of which he is President and as to which he disclaims beneficial ownership.

(b) Percent of class:   19.7%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	4,792,505

(Includes (1) 120,496 shares held by the Greenberg Foundation as to which the Reporting Person disclaims beneficial interest and (2) 649,938 shares held by the Ruth C. Greenberg Inter Vivos Trust as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.)

(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	4,792,505

(Includes (1) 120,496 shares held by the Greenberg Foundation as to which the Reporting Person disclaims beneficial interest and (2) 649,938 shares held by the Ruth C. Greenberg Inter Vivos Trust as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.)

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/Daniel Greenberg
Daniel Greenberg